Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges

	September 30, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing operations (a)(b)	$278,012,014	$510,208,667	$340,406,027	$423,910,493	$330,158,304	$253,968,177
Fixed Charges	304,685,825	407,450,678	422,886,197	421,483,105	410,081,138	415,593,947
Amortization of capitalized interest (c)	—	—	—	—	—	—
Distributed income of equity investees	1,095,420	224,702	151,119	110,964	118,416	—
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries(d)	—	—	—	—	—	—
Non-Controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
	$583,793,259	$917,884,047	$763,443,343	$845,504,562	$740,357,858	$669,562,124

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$261,985,138	$352,265,520	$377,469,202	$368,614,101	$364,427,942	$366,907,783
Other interest	25,782,061	30,244,516	20,897,004	22,963,342	20,521,761	24,790,198
Capitalized interest during period (c)
Amortization of premium, reacquisition premium, discount and expense on debt, net	5,309,002	7,618,345	8,701,321	9,967,085	9,395,881	9,699,157
Interest portion of rent expense	11,609,624	17,322,297	15,818,670	19,938,578	15,735,555	14,196,608
Non-controlling interest	—	—	—	—	—	—
	$304,685,825	$407,450,678	$422,886,197	$421,483,106	$410,081,139	$415,593,746

Plus preferred stock dividends: Preferred dividend requirements of subsidiary	$—	$—	$—	$—	$—	$—
Preferred dividend requirements factor	0.65	0.64	0.58	0.61	0.67	0.67
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—	—
Fixed charges	304,685,825	407,450,678	422,886,197	421,483,106	410,081,139	415,593,746
	$304,685,825	$407,450,678	$422,886,197	$421,483,106	$410,081,139	$415,593,746

Ratio of earnings to fixed charges	1.92	2.25	1.81	2.01	1.81	1.61
(a) Income Statement amounts have been adjusted for discontinued operations.
(b) Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c) NiSource is a public utility following ASC 980 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d) Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.